UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Ikena Oncology, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45175G108
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC OrbiMed Genesis GP LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45175G108

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,189,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,189,111
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 5.2%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 42,301,253 voting shares of common stock, par value $0.001 per share, outstanding of Ikena Oncology, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023. This amount excludes 6,215,466 shares of non-voting common stock and 4,153,439 shares of Series A Preferred Stock of the Issuer that are outstanding.

CUSIP No. 45175G108

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,098,097
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,098,097
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,098,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 5.0%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 42,301,253 voting shares of common stock, par value $0.001 per share, outstanding of Ikena Oncology, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023. This amount excludes 6,215,466 shares of non-voting common stock and 4,153,439 shares of Series A Preferred Stock of the Issuer that are outstanding.

CUSIP No. 45175G108

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 91,014
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 91,014
11		Aggregate Amount Beneficially Owned by Each Reporting Person 91,014
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.2%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 42,301,253 voting shares of common stock, par value $0.001 per share, outstanding of Ikena Oncology, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023. This amount excludes 6,215,466 shares of non-voting common stock and 4,153,439 shares of Series A Preferred Stock of the Issuer that are outstanding.

CUSIP No. 45175G108

1		Names of Reporting Persons. OrbiMed Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 997,055
	8	Shared Voting Power 0
	9	Sole Dispositive Power 997,055
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 997,055
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 2.3%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 42,301,253 voting shares of common stock, par value $0.001 per share, outstanding of Ikena Oncology, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023 filed with the Securities and Exchange Commission on August 10, 2023. This amount excludes 6,215,466 shares of non-voting common stock and 4,153,439 shares of Series A Preferred Stock of the Issuer that are outstanding.

Item 1.  Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D filed by OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC originally filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2021, as amended by Amendment No. 1 filed with the SEC on August 16, 2021 and Amendment No. 2 (“Amendment No. 2”) filed with the SEC on September 14, 2023. This Amendment No. 3 relates to the shares of voting common stock, value $0.001 per share (the “Shares”), of Ikena Oncology, Inc., a corporation organized under the laws of Delaware (the “Issuer” ), with its principal executive offices located at 645 Summer Street, Suite 101, Boston, Massachusetts 02210. The Shares are listed on the NASDAQ Global Market under the ticker symbol “IKNA”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Amendment No. 2 inadvertently reported the acquisition of Shares by the Reporting Persons (as defined below) in the Merger (as defined below) rather than shares of non-voting common stock (“Non-Voting Shares”). The Reporting Persons are filing this Amendment No. 3 to correct the type of shares acquired in the Merger and the amount and types of shares the Reporting Persons may be deemed to beneficially own.

Item 2. Identity and Background

(a) This Amendment No. 3 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC (“OrbiMed GP”), OrbiMed Genesis GP LLC (“OrbiMed Genesis”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of OrbiMed GP and OrbiMed Genesis, as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities, as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital, OrbiMed GP, and OrbiMed Genesis are set forth on Schedules I, II, III, and IV, respectively, attached hereto. Schedules I, II, III, and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On August 4, 2023, the Issuer consummated its merger with Pionyr Immunotherapeutics, Inc., a Delaware corporation (“Pionyr”), in accordance with the terms of the Agreement and Plan of Merger, dated August 4, 2023 (the “Merger Agreement”), by and among the Issuer, Portsmouth Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“First Merger Sub”), Portsmouth Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Second Merger Sub”), Pionyr, and Fortis Advisors LLC, as securityholder agent. Pursuant to the Merger Agreement, First Merger Sub merged with and into Pionyr, pursuant to which Pionyr was the surviving corporation and became a wholly owned subsidiary of the Issuer (the “First Merger”). Immediately following the First Merger, Pionyr merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the “Merger”).

Prior to the Merger, OrbiMed Private Investments VI, LP (“OPI VI”), a limited partnership organized under the laws of Delaware, was a stockholder of Pionyr and OPI VI, OrbiMed Genesis Master Fund, L.P. (“Genesis”), a limited partnership organized under the laws of the Cayman Islands, and Worldwide Healthcare Trust PLC (“WWH”), a publicly-listed investment trust organized under the laws of England, were stockholders of the Issuer.

Pursuant to the terms of the Merger Agreement, in return for the Class A shares of Pionyr held by OPI VI, OPI VI received 153,121 Non-Voting Shares, 353,192 shares of Series A Preferred Stock (“Series A Preferred Stock”), and 9,579,040 contingent value rights (“CVRs”).

Following approval by the Issuer’s stockholders of the conversion of the Series A Preferred Stock into Shares, each share of Series A Preferred Stock is automatically convertible into one Share; provided that if a holder of the Series A Preferred Stock was a holder of Non-Voting Shares prior to such conversion, such holder will receive Non-Voting Shares to the extent such conversion would result in such holder beneficially owning more than 9.99% of the outstanding Shares. Each Non-Voting Share is convertible into one Share at any time at the option of the holder without payment or additional consideration, subject to a 9.99% beneficial ownership limitation that may be increased or decreased by the holder upon 61 days’ notice to the Issuer.

Subject to the terms of the CVR Agreement (as defined below), as more particularly described in Item 6 below, each CVR entitles the holder thereof to receive certain cash and/or stock payments from 50% of the net proceeds, if any, related to the disposition of Pionyr’s legacy assets within two years following the Closing Date (as defined in the Merger Agreement).

The source of funds for such purchases was the working capital of OPI VI.

As a result of the transactions described in this Item 3, OrbiMed GP, as the general partner of OPI VI, as more particularly described in Item 6 below, may be deemed to be the beneficial owner of approximately 5.0% of the outstanding Shares and OrbiMed Genesis, as the general partner of Genesis, as more particularly described in Item 6 below, may be deemed to be the beneficial owner of approximately 0.2% of the outstanding Shares. OrbiMed Advisors, as the managing member of OrbiMed GP and OrbiMed Genesis, as more particularly described in Item 6 below, may be deemed to be the beneficial owner of approximately 5.2% of the outstanding Shares. OrbiMed Capital, as the investment advisor of WWH, as more particularly described in Item 6 below, may be deemed to be the beneficial owner of 2.3% of the outstanding Shares. None of the Reporting persons have acquired or disposed of any Share since August 4, 2023.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 42,301,253 Shares outstanding of the Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the SEC on August 10, 2023, and excludes 6,215,466 Non-Voting Shares and 4,153,439 shares of Series A Preferred Stock that are outstanding.

As of the date of this filing, OPI VI holds 2,098,097 Shares, constituting approximately 5.0% of the issued and outstanding Shares. In addition, OPI VI holds 5,582,144 Non-Voting Shares and 353,192 shares of Series A Preferred Stock. OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis holds 91,014 Shares constituting approximately 0.2% of the issued and outstanding Shares. In addition, Genesis holds 157,288 Non-Voting Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

As of the date of this filing, WWH holds 997,055 Shares constituting approximately 2.3% of the issued and outstanding Shares. In addition, WWH holds 629,155 Non-Voting Shares. OrbiMed Capital is the investment advisor of WWH. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by WWH and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by WWH. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by WWH.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 2,098,097 Shares. In addition, OPI VI holds 5,582,144 Non-Voting Shares and 353,192 shares of Series A Preferred Stock. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 2,098,097 Shares, 5,582,144 Non-Voting Shares, and 353,192 shares of Series A Preferred Stock.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 91,014. In addition, Genesis holds 157,288 Non-Voting Shares. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 91,014 Shares and 157,288 Non-Voting Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VI. OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VI and the power of OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 2,098,097 Shares and the number of Shares attributed to Genesis is 91,014 Shares. In addition, OPI VI holds 5,582,144 Non-Voting Shares and 353,192 shares of Series A Preferred Stock and Genesis holds 157,288 Non-Voting Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis, may also be considered to hold indirectly 2,189,111 Shares, 5,739,432 Non-Voting Shares, and 353,192 shares of Series A Preferred Stock.

OrbiMed Capital is the investment advisor to WWH. OrbiMed Capital may be deemed to have voting and investment power over the securities held by WWH. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by WWH. The number of outstanding Shares attributable to WWH is 997,055 Shares. In addition, WWH holds 629,155 Non-Voting Shares. OrbiMed Capital, as the investment advisor to WWH, may also be considered to hold indirectly 997,055 Shares and 629,155 Non-Voting Shares.

David P. Bonita (“Bonita”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Bonita may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Bonita is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Investors’ Rights Agreement

In addition, OPI VI, WWH, Genesis, and certain other stockholders of the Issuer entered into a Fourth Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of December 18, 2020. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer’s initial public offering, the holders of at least 40% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register at least 20% their registrable securities (or a lesser percent if the anticipated aggregate offering price, net of expenses, would exceed $10 million). The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI VI, WWH, and Genesis will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of at least 20% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equal or exceeds $3 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Support Agreement

In connection with the execution of the Merger Agreement, the Issuer and Pionyr entered into stockholder support agreements (the “Support Agreements”) with certain stockholders of the Issuer, including OPI VI, Genesis, and WWH. The Support Agreements provide that, among other things, each of the stockholders has agreed to vote, or cause to be voted, at the Issuer’s stockholders’ meeting to be held in connection therewith all of the Shares owned by such stockholder in favor of (i) the approval of the conversion of the Series A Preferred Stock into Shares in accordance with Nasdaq Listing Rule 5635(a), and, if deemed necessary by the Issuer, (ii) the approval of an amendment to the certificate of incorporation of the Issuer to authorize sufficient Shares for the conversion of the Series A Preferred Stock issued pursuant to the Merger Agreement.

Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, certain Pionyr securityholders as of immediately prior to the Merger, including OPI VI, entered into lock-up agreements with the Issuer and Pionyr, pursuant to which each such stockholder will be subject to a 120 day lockup on the sale or transfer of Shares and Series A Preferred Stock issued to such stockholder pursuant to the Merger Agreement (the “Lock-up Agreements”).

Contingent Value Rights Agreement

In connection with the Merger, the Issuer and the Rights Agent (as defined in the CVR Agreement (as defined below)) entered into a contingent value rights agreement (the “CVR Agreement”), pursuant to which stockholders of Pionyr as of immediately prior to the First Effective Time (as defined in the Merger Agreement), including OPI VI, shall be entitled to one contractual CVR issued by the Issuer, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Pionyr’s common stock held by such stockholder immediately prior to the First Effective Time. Each CVR shall entitle the holder thereof to receive certain cash and/or stock payments from 50% of the net proceeds, if any, related to the disposition of Pionyr’s legacy assets within two years following the Closing Date (as defined in the Merger Agreement). The CVRs are not transferable, except in certain limited circumstances as provided in the CVR Agreement, will not be certificated or evidenced by any instrument, and will not be registered with the SEC or listed for trading on any exchange.

The foregoing descriptions of the Investors’ Rights Agreement, the Support Agreements, the Lock-Up Agreements, and the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investors’ Rights Agreement, the Support Agreements, the Lock-Up Agreements, and the CVR Agreement, which are filed as Exhibit 2, Exhibit 3, Exhibit 4, and Exhibit 5 respectively, and are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital GP VI LLC.
2.	Fourth Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-253919) filed with the SEC on March 5, 2021).
3.	Form of Parent Stockholder Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 7, 2023).
4.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 7, 2023).
5.	Contingent Value Rights Agreement, dated August 4, 2023, by and between the Issuer and Computershare Trust Company N.A, as rights agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 7, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023
ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Peter A. Thompson	Member	Member OrbiMed Capital LLC

Matthew S. Rizzo	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital GP VI LLC.
2.	Fourth Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-253919) filed with the SEC on March 5, 2021).
3.	Form of Parent Stockholder Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 7, 2023).
4.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 7, 2023).
5.	Contingent Value Rights Agreement, dated August 4, 2023, by and between the Issuer and Computershare Trust Company N.A, as rights agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40287) filed with the SEC on August 7, 2023).